Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,
	2002	2001
	(In millions)
Earnings:
Income (loss) before taxes	$(24.1)	$14.9
Add (deduct):
Amortization of capitalized interest	0.1	0.1
Capitalized interest	—	(0.6)
Fixed charges as described below	20.7	14.2

Total	$(3.3)	$28.6

Fixed Charges:
Interest expensed and capitalized	$15.3	$8.3
Estimated interest factor in rent expense	5.4	5.9

Total	$20.7	$14.2

Ratio of earnings to fixed charges(1)	—	2.0

(1)	Income (loss) before taxes was insufficient to cover fixed charges by approximately $24.0 million for the six months ended June 30, 2002.